Exhibit 99.2

FOR IMMEDIATE RELEASE

CNOOC Limited Achieved Satisfactory Interim Results with Exciting
Exploration Success and Restart of Liuhua

(Hong Kong, August 29, 2007) CNOOC Limited (the "Company" or “CNOOC Ltd.”; NYSE “CEO”, SEHK “883”) announced today its production increased steadily in the first half of 2007. The oil and gas production reached 85.4 million BOE, a year on year (yoy) increase of 4.5%.

For the first half of 2007, the Company produced 85.4 million BOE, up 4.5% from the same period last year, including 68.1 million barrels of crude oil and 99.7 billions cubic feet of natural gas. The net oil and gas production from offshore China was 74.6 million BOE, a slight increase of 0.3% over the first half of last year.

Affected by downward fluctuation of oil price since second half of 2006, our realized oil price was lower than the same period last year. For the first half of the year, our average realized oil price was US$58.80 per barrel, a yoy decrease of 5.8%. The realized gas price was flat yoy, at US$3.21 per thousand cubic feet.

The steady growth in the Company’s production has partially offset the impact of the decline in oil prices. For the first half of 2007, the Company has generated RMB 33.22 billion from oil and gas sales, representing a decrease of 6.4% over the same period last year. The net profit was RMB 14.55 billion, a yoy decrease of 10.6%.

In the past six months, all of our operations proceeded smoothly. Significant results were achieved in exploration.

In the period, the Company had made 7 new oil and gas discoveries, which are Bozhong28-2 East, Bozhong26-3, Jinzhou25-1, Kenli20-1 in Bohai Bay and Weizhou11-7, Weizhou11-8, Weizhou6-1South in Western South China Sea. Other than Kenli 20-1, all of these discoveries are independent discoveries. In particular, we are pleased that the Jinzhou 25-1 discovery contains abundant reserves with light crude, and is expected to be developed into a large oil field.

Liuhua 11-1, which has suspended its production from the strike of typhoon “Chan Chu”, started temporary production on June 27, 2007. During the process, all its 25 wells, which had been suspended for more than a year re-opened successfully. The oilfield operates steadily and produces 23,000 barrels of crude oil per day approximately.

Despite pressure from increases in service and commodity prices and the imposition of a special gain levy, the Company maintained sound cost control.

Mr. Fu Chengyu, Chairman and Chief Executive Officer of the Company commented,” Like our international peers, the Company faces the challenge of lower oil price. Benefiting from solid operational performance and excellent management system, we have maintained stable and remarkable financial performance. I am quite pleased with the results. It is worth mentioning that the Company concluded the first half of 2007 with exciting exploration results, effective cost control and noticeable production growth. I am glad to share these good news with everyone.”

For the first half of this year, our earnings per share were RMB0.34. In order to share the successful operating results of the Company with shareholders, the Board of Directors has approved the payment of an interim dividend of HK$0.13 per share for 2007.

-End-

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results.  The words “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “plan,” “predict” and similar expressions are intended to identify such forward-looking statements.

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances.  However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations, including those associated with fluctuations in crude oil and natural gas prices, our exploration or development activities, our capital expenditure requirements, our business strategy, the highly competitive nature of the oil and natural gas industries, our foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China.  For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2006 Annual Report on Form 20-F filed on June 29, 2007.  Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements.  We cannot assure that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us, our business or our operations.

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For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Carol Wong
Account Manager
Ketchum Hong Kong
Tel: +852-3141-8098
Fax: +852-2510-8199
E-mail: carol.wong@knprhk.com